

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Yoann Delwarde
Chief Executive Officer
Embrace Change Acquisition Corp.
74, Block D
Beijing Fund Town Building
Fangshan District
Beijing China

>   **Re: Embrace Change Acquisition Corp.**
>   **Amendment No. 2 Registration Statement on Form S-1**
>   **Filed on October 27, 2021**
>   **File No. 333-258221**

Dear Mr. Delwarde:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed October 27, 2021

Cover Page

1.   Refer to comments 1 and 5. Please revise your cover page to include a succinct description of how cash is or will be transferred throughout the organization. In addition, include a clear statement as to whether any transfers, dividends or distributions have been made to date. Additionally, please revise to prominently disclose that your executive offices are located in China.

Prospectus Summary, page 1

2. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. Additionally, expand your disclosure here and the risk factor on page 77 to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

3. We note the statement on page 6 that a target business in China may be one that utilizes a VIE structure. Please expand your disclosure to indicate that the company may incur substantial costs to enforce the terms of the VIE arrangements and address how the VIE structure may affect the value of the investor's investment. Also clarify the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

4. We note the statement on page 56 that you are not required to obtain any prior permission under the M&A Rules or the Opinions from any PRC governmental authorities (including the CSRC) for consummating this offering. Disclose here and page 56 whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals, and the consequences to you and your investors if you do not receive or maintain approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

5. We note your response to comments 3 and 4 and revised disclosure on page 28, including the statement that you do not operate any business in China. Please expand the explanation of your reasoning to address the fact that your executive offices are in China, and advise us if you received an opinion of counsel regarding the statements regarding licenses and permissions.

Risk Factors, page 31

6. We note your response to comment 6 but are unable to locate the responsive disclosure. Please revise your disclosure to explain how CAC oversight could impact the process of searching for a target and completing an initial business combination.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or James Lopez at 202-551-3536 with any other questions.

Yoann Delwarde
Embrace Change Acquisition Corp.
December 15, 2021
Page 3

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso